Exhibit 99.4

PRESS RELEASE

Cyprus: TotalEnergies announces significant offshore gas discovery in Block 6

Paris, August 22, 2022 – TotalEnergies and Eni (operator) have made a significant gas discovery at the Cronos-1 well, in Block 6, offshore Cyprus. This discovery follows the Calypso-1 discovery made on the same Block in 2018.

Located at approximately 160 km southwest of the Cyprus coast, Cronos-1 encountered several good quality carbonate reservoir intervals and confirmed overall net gas pay of more than 260 meters.

“This successful exploration well at Cronos-1 is another illustration of the impact of our Exploration strategy which is focused on discovering resources with low technical cost and low carbon emissions, to contribute to energy security including to provide an additional sources of gas supply to Europe” said Kevin McLachlan, Senior Vice President, Exploration at TotalEnergies.

The drilling of another exploration well on Block 6 is planned, in order to investigate significant additional resource upside and to evaluate the best development options.

TotalEnergies holds a 50% interest in Block 6, where Eni is the operator (50%).

In Cyprus, TotalEnergies is also present in offshore Block 11 (50%, operator), 7 (50%, operator), 2 (20%), 3 (30%), 8 (40%) and 9 (20%).

***

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. TotalEnergies SE has no liability for their acts or omissions. The terms “Company” or “TotalEnergies company” refer collectively to the company TotalEnergies SE and the companies it controls directly or indirectly. Such terms are used solely for the sake of convenience for purposes of the present communication. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We  may use certain terms in this press release, such as resources or net pay, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at TotalEnergies SE —  Tour Coupole — 2, place Jean Millier — Arche Nord Coupole/Regnault — 92078 Paris La Défense Cedex —  France, or at our website: www.totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.